Exhibit 2
                                                                       ---------

                              WPP GROUP plc ("WPP")

WPP announces that on 9 June 2006 it acquired 150,000 of its own ordinary shares of 10p each for cancellation. The shares were acquired at a price of 643.7264p per share.